December 9, 2019

Steven L. Basta
President and Chief Executive Officer
Menlo Therapeutics Inc.
200 Cardinal Way, 2nd Floor
Redwood City, California 94063

       Re: Menlo Therapeutics Inc.
           Registration Statement on Form S-4
           Filed December 4, 2019
           File No. 333-235351

Dear Mr. Basta:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Josh Dubofsky, Esq.